SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K

                                --------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For September 9, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
           -------------------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

           -------------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

          CNOOC LIMITED TO CONSOLIDATE AND IMPROVE TREASURY FUNCTION
                      THROUGH JOINT OPERATIONS WITH CNOOC

(Hong Kong, September 8, 2003) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) announced today that it is investing in a shared treasury operation with its parent company, China National Offshore Oil Corporation (CNOOC), and other affiliated group companies. The Company's investment of RMB450 million (HK$424.53 million) represents its 31.80% share of the registered capital of CNOOC Finance Corporation Limited (CNOOC Finance).

Designed to be a shared treasury services company, CNOOC Finance provides a variety of treasury and finance-related services to CNOOC group companies. CNOOC Finance was specially approved as a non-banking financial institution through a business license generally granted to large, established and financially sound state-owned enterprises, facilitating the further consolidation of the group's treasury function to avail of operating and cost efficiencies and providing the ability to reduce domestic borrowing costs.

Dr. Mark Qiu, Senior Vice President and CFO of CNOOC Limited, stated that "this arrangement improves and consolidates the Company's treasury function, allowing us to reduce our treasury and finance costs and lower our risk exposure. Through our investment in CNOOC Finance, CNOOC Limited will also benefit from receiving our pro-rata share of CNOOC Finance's net income, so we can realize the financial benefit of these synergies and cost savings."

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 352,780 BOE per day for the first half of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

------------------------------------------------------------------------------
Mr. Xiao Zongwei               Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                  Ketchum Newscan Public Relations
Tel : +86 10 8452 1646         Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: +86 10 8452 1648          Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn    E-mail: anne.lui@knprhk.com
        -------------------            --------------------
                                       carol.chan@knprhk.com
                                       ----------------------
                                       maggie.chan@knprhk.com
                                       -----------------------
------------------------------------------------------------------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited


                                       By:  /s/ Cao Yunshi
                                          --------------------------------
                                          Name:   Cao Yunshi
                                          Title:  Company Secretary

Dated: September 9, 2003